Filed pursuant to Rule 253(g)(2)

File No. 024-11856

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED MAY 27, 2022

(TO THE OFFERING CIRCULAR MAY 20, 2022 and qualified by the Commission on MAY 26, 2022)

GGTOOR, INC.

(Exact name of registrant as specified in its charter)

Date: MAY 27, 2022

Florida	6552	47-5604166
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

430 Walker Ln
Thomasville, Georgia 31792

Telephone: 516-375-6649

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.ggtoorcorp.com/

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of GGTOOR, Inc. (the "Company," "we," "us," or "our") dated May 20, 2022 and qualified by the Commission on May 26, 2022 ("Offering Circular").

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.022 per share. We will have approximately 396,619,362 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED MAY 20, 2022

UP TO A MAXIMUM OF 187,500,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.022	5%	Up to Maximum of $15,000,000